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                       BIOVAIL CORPORATION  INTERNATIONAL
              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY 22, 1999


NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of shareholders of Biovail Corporation International (the "Company") will be held at the Royal York Hotel, Territories Room, 100 Front Street West, Toronto, Ontario, Canada, on Thursday, the 22nd day of July, 1999, at the hour of 10:00 A.M. (Toronto time) for the following purposes:

1. To receive the annual report and consider the financial statements of the Company contained therein as at and for the year ended December 31, 1998 and the report of the auditors thereon.

2.   To elect directors of the Company for the ensuing year.

3. To appoint the auditor of the Company and authorize the directors of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor.

4. To transact such further or other business as may properly come before the Meeting or at any adjournment thereof.

An annual report, a management information circular, a form of proxy and a return card for purposes of the Company's supplemental mailing list accompanies this Notice.

   DATED at Toronto this 7th day of June, 1999.
                                              BY ORDER OF THE BOARD



                                              "Kenneth C. Cancellara"
                                              Secretary



If you are not able to be present at the Meeting, kindly date, execute and return the enclosed form of proxy in the envelope provided for the purpose. All instruments appointing proxies to be used at the Meeting must be returned to the CIBC Mellon Trust Company at 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6, on or before the close of business on the business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.